Exhibit 12.1
Steelcase Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Year Ended
	February	February	February	February	February
	27, 2009	29, 2008	23, 2007	24, 2006	25, 2005
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interests in consolidated subsidiaries and income from equity investees	(10.3)	213.7	123.9	77.3	1.7

Add/(deduct):
Fixed charges	34.5	35.2	34.9	35.0	39.4
Distributed income of equity investees	3.3	3.7	3.0	4.3	2.1
Interest capitalized	(1.4)	(1.0)	0.0	(0.3)	(0.7)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	3.1	4.5	(0.6)	0.0	0.0

Earnings available for fixed charges	29.2	256.1	161.2	116.3	42.5

FIXED CHARGES:
Interest expensed and capitalized	18.4	17.9	18.5	18.4	21.6
Amortization of bond discount	0.1	0.1	0.4	0.3	0.3
Estimated interest portion of rent expense	16.0	17.2	16.0	16.3	17.5

Total fixed charges	34.5	35.2	34.9	35.0	39.4

Ratio of Earnings to Fixed Charges (1)	*	7.27	4.62	3.32	1.08

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries and equity in income of joint ventures, plus fixed charges and distributed income of equity investees, minus capitalized interest and minority interest in income of subsidiaries that have not incurred fixed charges. For this purpose, “fixed charges” consist of interest incurred, a portion of rent expense and amortization of deferred debt expense.

*	Earnings for the year ended February 27, 2009 were inadequate to cover fixed charges by $5.3 million.